Exhibit 99.5

QUIPT HOME MEDICAL REPORTS RECORD SECOND QUARTER FISCAL 2023 FINANCIAL RESULTS POSTING REVENUE GROWTH OF 73% AND ADJUSTED EBITDA GROWTH OF 86%

POSTS STRONG ADJUSTED EBITDA MARGIN OF 22.5% AND SEQUENTIAL ORGANIC GROWTH OF 2.5%

Cincinnati, Ohio – May 15, 2023 – Quipt Home Medical Corp. (the “Company” or “Quipt") (NASDAQ: QIPT; TSXV: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced its second quarter fiscal 2023 financial results and operational highlights. These results pertain to the three and six months ended March 31, 2023, and are reported in U.S. Dollars.

Quipt will host its Earnings Conference Call on Tuesday, May 16, 2023, at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

●	Revenues for fiscal Q2 2023 were $58.1 million compared to $33.6 million for fiscal Q2 2022, representing a 73% increase year-over-year.
o	Compared to Q1 2023, the Company experienced very strong sequential organic growth of 2.5%.
o	The Company anticipates organic growth continuing to meet or surpass historical levels of 8%-10% annually as calendar 2023 progresses.

●	Revenues for the six months ended March 31, 2023, increased to $98.9 million, representing an increase of 56.8% from the six months ended March 31, 2022.

●	Recurring Revenue (defined below) for fiscal Q2 2023 continues to be strong and exceeded 78% of revenues.
●	Adjusted EBITDA (defined below) for fiscal Q2 2023 was $13.1 million (22.5% of revenues), compared to Adjusted EBITDA for fiscal Q2 2022 of $7.0 million (21.0% of revenues), representing an 86% increase year-over-year. The Company expects to continue to see strong margin performance throughout fiscal 2023.
●	Adjusted EBITDA for the six months ended March 31, 2023, increased to $22.1 million, representing an increase of 69% from the six months ended March 31, 2022, and represented 22.3% of revenues.

●	For fiscal Q2 2023, bad debt expense was at 4.2% of revenues compared to 9.4% in fiscal Q2 2022. This decrease is primarily due to improved collections and is attributable to the Company’s ability to scale and add revenue through add-on acquisitions without compromising billing capabilities.
●	Cash flow from continuing operations was $14.8 million for the six months ended March 31, 2023, compared to $11.8 million for the six months ended March 31, 2022.
●	The Company reported $2.1 million of cash on hand and $28 million available on its senior credit facility as of March 31, 2023, with $7 million available on the revolving line of credit and $21 million available on the delayed-draw term loan.
o	Subsequent to March 31, 2023, on April 25, 2023, the Company completed a bought deal public offering and concurrent private placement of common shares for net proceeds of $28.9 million (the “April Offering”). The Company’s pro forma balance sheet, taking into consideration the April Offering, contains $18 million of cash and $41 million available on its senior credit facility.
●	The Company maintains a conservative balance sheet with net debt to Adjusted EBITDA of 1.5x on a pro forma basis, taking into consideration the April Offering.

Operational Highlights:

●	The Company’s customer base increased 76% year over year to 137,748 unique patients served in fiscal Q2 2023, compared to 78,273 unique patients in fiscal Q2 2022.

●	Compared to 118,878 unique set-ups/deliveries in fiscal Q2 2022, the Company completed 198,101 unique set-ups/deliveries in fiscal Q2 2023, an increase of 67%. There were 106,486 respiratory resupply set-ups/deliveries during fiscal Q2 2023 compared to 50,713 during fiscal Q2 2022, an increase of 110%, which the Company credits to its continued use of technology and centralized intake processes.
●	The Company’s product mix is 79% respiratory as of March 31, 2023.
●	The Company continues to experience robust demand for respiratory equipment, such as oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.
●	The Company has expanded its sales reach, which now spans across 26 U.S. states with the addition of experienced sales personnel.

Subsequent Highlights:

●	On April 4, 2023, the Company announced the execution of an additional national insurance contract with a top five health insurer based on membership in the United States[1]. This represents the second national insurance contract the Company has signed since April 2022.

●	On May 2, 2023, the Company announced that it has received conditional approval from the Toronto Stock Exchange (“TSX”) to graduate its listing from the TSX Venture Exchange (the “TSXV”) to the TSX. Final approval of the listing is subject to the Company meeting certain customary conditions required by the TSX. The Company is working diligently to satisfy such listing conditions. Further details and a timeline for graduation will be announced in due course.

Management Commentary on Q2 2023:

“We are thrilled to announce robust financial results that have come in ahead of expectations for the second quarter of fiscal 2023 and are delighted to report that we continue to observe significant and continued momentum throughout the organization. This past quarter has seen our supply chain return to normal, stronger organic growth, an increase in our Adjusted EBITDA margin, and the seamless integration of our largest acquisition, Great Elm, to date. We are extremely delighted that our team’s focus on operational excellence has produced such outstanding results and believe that our continued focus therein will yield increased margins as we move into the second half of 2023. Additionally, we have a strong acquisition pipeline and will continue to use our tried-and-true approach to integration and our focused acquisition strategy to execute on our long-term vision,” said CEO and Chairman Greg Crawford.

“By focusing on areas with a high prevalence of chronic obstructive pulmonary disease (COPD), we were able to expand our patient-centric ecosystem across the United States. Our success is a direct result of our dedication to improving patient care by offering a full range of respiratory and equipment solutions. As the need for efficient and timely home health care increases and in an effort to help ease the strain on the traditional healthcare system, we take our role as a major provider of these services very seriously and will always focus on providing superior patient care. Due to favorable demographic trends, the bullish regulatory environment, the continued strong demand for respiratory equipment, and our consistent operational performance across the entire organization, I truly believe that Quipt is in the strongest position it has ever been.”

Chief Financial Officer Hardik Mehta added, “We have a lot to be proud of because of our outstanding financial and operational performance in the second quarter of fiscal 2023. This is a remarkable accomplishment for the team because we exceeded our revenue and Adjusted EBITDA targets, raised our Adjusted EBITDA margin to 22.5%, and showed excellent 2.5% sequential organic growth. We also announced the completion of our largest acquisition to date at the start of the year, and I am happy to report that integration has gone very well and that we were able to realize the $2 million in annualized cost savings and synergies previously anticipated roughly a quarter ahead of schedule. Moreover, we closed a bought deal offering and concurrent private placement after the quarter ended to further fortify our already strong balance sheet, giving us more room to carry out our aggressive strategic expansion plan. This success has allowed us to maintain a very low net leverage ratio of 1.5x and a high degree of financial flexibility. We think we are in an excellent position to take decisive action as soon as the right opportunity presents itself.”

ATM:

Quipt is also pleased to announce that it has filed a prospectus supplement establishing a new At-the-Market equity program (the “ATM”). Canaccord Genuity (“Canaccord”) and Beacon Securities Limited (“Beacon” and together with Canaccord, the “Agents”), are acting as agents for the ATM . The ATM will allow the Company to offer for sale and issue up to $40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “Common Shares”) from time to time, at the Company’s discretion. Any sales of Common Shares under the ATM will be made through "at-the-market distributions" as defined in Regulation 44-102 respecting Shelf Distributions, including sales made directly on the TSXV (or the TSX if, as previously announced, the Company successfully graduates to the TSX), the NASDAQ Capital Market or on any other trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the market prices prevailing at the time of the sale, and, as a result, prices may vary between purchasers and during the period of the ATM. The Company is not obligated to make any sales of Common Shares under the ATM.

The Company has adequate liquidity resources and does not currently intend to use the ATM, however the Company believes it is prudent to have this program in place in order to access capital to ensure the Company maintains sufficient liquidity and capital resources in the future. The Company intends to use net proceeds from the ATM, if any, for repayment of debt, potential future acquisitions, working capital and general corporate purposes.

Distributions of the Common Shares through the ATM will be made pursuant to the terms of an equity distribution agreement dated May 15, 2023 (the “Distribution Agreement”) by and among the Company and the Agents, pursuant to which the Company may distribute Common Shares under the ATM from time to time through the Agents, in accordance with the terms of the Distribution Agreement.

A prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated November 11, 2021 (the “Base Shelf Prospectus”) has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, and a prospectus supplement, dated May 15, 2023, related to the ATM (the “U.S. Prospectus Supplement”) has also been filed  with the United States Securities and Exchange Commission (the “SEC”) as part of the Company's registration statement Form F-10 (File No. 333-26036) (as amended, the “Registration Statement”) under the United States/Canada multijurisdictional disclosure system. The Prospectus Supplement, the Base Shelf Prospectus, the U.S. Prospectus Supplement and the Registration Statement contain important detailed information about the Company and the ATM.

Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus, the U.S. Prospectus Supplement, and the Registration Statement and the other documents the Company has filed for more complete information about the Company and the ATM before making an investment decision.

The Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) and the Distribution Agreement will be available on SEDAR at www.sedar.com. The U.S. Prospectus Supplement and the Distribution Agreement filed in the United States (together with the Registration Statement) will be available on the SEC’s website on EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus, the U.S. Prospectus Supplement or the Registration Statement.

Management Commentary on ATM:

“Given our sustained strong expansion and future goals, the Company is dedicated to diversifying its sources of capital to fund its long-term acquisition strategy,” said Greg Crawford, CEO of Quipt. “The ATM will allow the Company to opportunistically raise equity in a more timely and cost-effective manner.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company anticipating organic growth continuing to meet or surpass historical levels of 8-10% annually as calendar 2023 progresses; the Company expecting to continue to see strong margin performance throughout fiscal 2023; the impact the execution of this national insurance contract will have on the Company, if any; the Company satisfying TSX listing conditions; the Company graduating to the TSX and the timing of graduation; the Company believing that its continued focus on operational excellence will yield increased margins as the Company moves into the second half of 2023; the timing and completion of the ATM; and the expected use of proceeds of the ATM; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; that the ATM will be completed, in whole or part, and on favourable terms; and that the proceeds from the ATM will be utilized by the Company as currently expected. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Recurring Revenue” and “Adjusted EBITDA”, which are non-GAAP and non-IFRS financial measures that do not have standardized meanings prescribed by GAAP or IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue for Quipt for fiscal Q2, 2023, as used in this press release is calculated as rentals of medical equipment of $24.5 million plus sales of respiratory resupplies of $20.6 million for a total of $45.1 million, divided by total revenues of $58.1 million, or 78%.

EBITDA is defined as net income (loss), and adding back interest expense, net, depreciation and amortization, and provision (benefit) for income taxes. Adjusted EBITDA is defined as EBITDA and adding back stock-based compensation, acquisition-related costs, loss on foreign currency transactions, loss on extinguishment of debt, other income from government grant, and change in fair value of debentures. EBITDA and Adjusted EBITDA are non-IFRS measures that the Company uses as an indicator of financial health and exclude several items which may be useful in the consideration of the financial condition of the Company. The following table shows our Non-IFRS measures (EBITDA and Adjusted EBITDA) reconciled to our net income (loss) for the following indicated periods (in $millions):

	Three	Three	Six	Six
	months	months	months	months
	ended March	ended March	ended March	ended March
	31, 2023	31, 2022	31, 2023	31, 2022
Net income (loss)	$(0.7)	$5.0	$(0.4)	$2.9
Add back:
Depreciation and amortization	9.6	5.5	16.4	10.5
Interest expense, net	2.0	0.5	2.7	1.0
Provision for income taxes	—	0.1	0.3	0.3
EBITDA	10.9	11.1	19.0	14.7
Stock-based compensation	1.3	1.2	1.9	3.3
Acquisition-related costs	0.9	0.2	1.2	0.3
Loss on foreign currency transactions	—	0.1	—	0.1
Loss on extinguishment of debt	—	—	—	—
Other income from government grant	—	(4.3)	—	(4.3)
Change in fair value of debentures and warrants	—	(1.3)	—	(1.1)
Adjusted EBITDA	$13.1	$7.0	$22.1	$13.1

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com

1 https://www.valuepenguin.com/largest-health-insurance-companies#member